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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549



                                   FORM 12b-25

                           Notification of Late Filing



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[ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form l0-QSB   [ ] Form N-SAR



                      FOR QUARTER ENDED: September 30, 2003
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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                       N/A



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PART I - REGISTRANT INFORMATION
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                     INNOVATIVE SOFTWARE TECHNOLOGIES, INC.
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               (Exact Name of Registrant as Specified in Charter)


                     5072 North 300 West, Provo, Utah, 84604
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                     (Address of Principal Executive Office)



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PART II - RULES 12B-25 (B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time:

      The Company has limited resources and, in addition, lost the services of the individual who had previously assisted in financial statement compilation, which necessitated engaging a new individual. Due to these reasons, the Company was unable to complete this filing on a timely basis without unreasonable effort and expense.



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PART IV - OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification

            Douglas S. Hackett      (801) 371-0755

(2) Have all other periodic reports required (under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer no, identify report(s).

            [X]   YES                           [ ]   NO


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

            [ ]   YES                           [ ]   NO


            The extent of any change in the results of operations could not be measured at this time.


      If so, attach an explanation of the anticipated  change,  both narratively
      and  quantitatively,   and;  if  appropriate,  state  the  reasons  why  a
      reasonable estimate of the results cannot be made.

            A qualitative and quantitative statement cannot be provided at this time, for reasons set forth in Part
            III above.


      Innovative Software Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Dated: November 12, 2003            Innovative Software Technologies, Inc.


                                    By:   /s/ Douglas S. Hackett
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                                          Douglas S. Hackett
                                          Chief Executive Officer


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                                    ATTENTION
Intentional misstatements or omissions of act constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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